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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25


                                                  Commission File Number 0-24544

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:   June 30, 1996
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[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  N/A
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Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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                        PART I.  REGISTRANT INFORMATION

Full name of registrant     CyberGuard Corporation
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Former name if applicable   Harris Computer Systems Corporation
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Address of principal executive office (Street and number):
  2101 West Cypress Creek Road
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City, State and Zip Code   Fort Lauderdale, Florida 33309
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                       PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following
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         the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Effective June 30, 1996, the Registrant sold (the "Real-time Sale") the assets and liabilities related to its real-time computer business (the "Real-time Business"). The Real-time Business comprised approximately 75% of the Registrant's assets.

         In connection with the Real-time Sale, a substantial portion of the Registrant's accounting staff left the Registrant's employ to assume positions with the buyer of the Real-time Business. At the same time, the Registrant changed its fiscal year from a September 30 year end to a June 30 year end.

         Because the Registrant's accounting staff has been significantly reduced, and due to the complex accounting issues related to the Real-time Sale, the Registrant is unable to file its Annual Report on Form 10-K, without incurring unreasonable expense, within the time period that it is due.
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                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

        Brian Foremny                 954                     973-5356

           (Name)                  (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No



         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



         The Registrant has changed its fiscal year end to June 30 from September 30. For the nine months ended June 30, 1996, the Registrant expects to report revenues of approximately $37.4 million, an increase of approximately $1 million over the nine-month period ended June 30, 1995.



         The Company further expects to report a loss of approximately $26.1 million for the nine months ended June 30, 1996, compared to a loss of approximately $5.8 million for the nine months ended June 30, 1995. The increase in net loss is attributable in large measure to non-recurring charges, including a loss of approximately $15.2 million attributable to the sale of Real-Time Business, a charge of approximately $3.2 million to write-off previously capitalized software, and a charge of approximately $1 million associated with the cancellation of the Registrant's public offering.






                             CyberGuard Corporation
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 30, 1996                By:  /s/ Patrick O. Wheeler
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                                            Patrick O. Wheeler
                                            Vice President Finance and
                                            Chief Financial Officer





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